DAVIS LEGAL ADVISORS *since* 1892
& company

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

05013121

November 30, 2005

file number: 50277-00001

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N.W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. - Exemption No. 82-1209

We are solicitors for GGL Diamond Corp. (the "Company") which was issued an exemption pursuant to Rule 12(g)3-2(b) under the United States Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY LLP

Per: *Donna L. Ornstein*

Donna L. Ornstein
Paralegal

DLO/js

I:\Securities\Reidco\Public\50277\USSEC\2005\Nov30-SEC.Doc

Exemption No. 82-1209

November 30, 2005

GGL DIAMOND CORP.
(the "Company")

Index

1. Material filed with the British Columbia Registrar of Companies as required by the Business Corporations Act (British Columbia) and regulations thereunder ("BC") and with the Registrar of Corporations as required to maintain the Company's extra-provincial registration in the Northwest Territories under the Business Corporations Act and regulations thereunder ("NWT")

Document Name or Information			Documents Filed
(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations under such acts, National Instrument 51-102, Continuous Disclosure Obligations ("NI 51-102"), Multilateral Instrument 54-101, Shareholder Communications ("MI 54-101") and Multilateral Instrument 45-102, Resale of Securities ("MI 45-102")

	Document Name or Information	Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(b)	Annual Information Form (not mandatory)	Not Applicable
(c)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements for the 9 month period ended August 31, 2005, MD&A and Certificates of CEO and CFO
(d)	News Releases	November 7, 2005 November 24, 2005
(e)	Form 51-102F3, Material Change Report	November 28, 2005
(f)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(g)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(h)	Report of Exempt Distribution	Not Applicable
(i)	Notice of Change in Year End by more than 14 Days	Not Applicable
(j)	Notice of Change in Corporate Structure	Not Applicable
(k)	Notice of Change of Auditors	Not Applicable
(l)	Business Acquisition Report under NI 51-102	Not Applicable
(m)	Copy of any disclosure material sent to securityholders or in the case of a SEC issuer, that is furnished to the SEC including material filed as exhibits to other documents if not previously filed	Not Applicable
(n)	Notice of Change of Status Report	Not Applicable
(o)	Filing of documents Affecting the Rights of	

Document Name or Information		Documents Filed
	Securityholders including: (a) charter documents (b) securityholder or voting trust agreements to which the Company has access and that could reasonably be regarded as material to an investor in securities of the Company (c) any securityholder rights plans or similar plans (d) any other contract of the Company or subsidiary of the Company that creates or can reasonably be regarded as materially affecting the rights or obligations of the securityholders generally (e) copy of any contract that the Company or its subsidiaries is a party to other than a contract entered into in the ordinary course of business, that is material to the Company and was entered into within the last financial year or before the last financial year but is still in effect, unless an executive officer of the Company has reasonable grounds to believe that disclosure of certain provisions of the contract to be filed would be seriously prejudicial to the interests of the Company or would violate confidentiality provisions, in which case the contract may be filed with those provisions omitted or marked so as to be unreadable; provided however that contracts entered into before January 1, 2002 are not required to be filed.	
(p)	Prospectus	Not Applicable
(q)	Amendment to Prospectus	Not Applicable
(r)	Takeover Bid Circular	Not Applicable
(s)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(t)	Issuer Bid Circular	Not Applicable
(u)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(v)	Initial Acquisition Report	Not Applicable
(w)	Subsequent Acquisition Reports	Not Applicable
(x)	Notice of Intention to Sell by a Control Person	Not Applicable

3. **Materials filed with the TSX Venture Exchange ("Exchange") (as required by its rules and policies)**

Document Name or Information		Documents Filed
(a)	Exchange Filing Statement	Not Applicable
(b)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis	Not Applicable
(c)	Annual Information Form (not mandatory)	Not Applicable
(d)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Unaudited financial statements for the 9 month period ended August 31, 2005, MD&A and Certificates of CEO and CFO
(e)	News Releases	November 7, 2005 November 24, 2005
(f)	Form 51-102F3, Material Change Report	November 28, 2005
(g)	Notice of Meeting and Record Dates of shareholders' meeting	Not Applicable
(h)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(i)	Prospectus	Not Applicable
(j)	Amendment to Prospectus	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(o)	Initial Acquisition Report	Not Applicable
(p)	Subsequent Acquisition Reports	Not Applicable
(q)	Notice of Intention to Sell by a Control Person	Not applicable
(r)	Notice of Dividends	Not Applicable

Document Name or Information		Documents Filed
(s)	Notice of Market Making Activities - Form 3C, Declaration of Certified Filing Promotional Investor Relations and Market Making Activities	Not Applicable
(t)	Notice of Proposed Private Placement – Exchange Form 4B, Private Placement Notice Form	Not Applicable
(u)	Notice Of Grant Stock Options - Exchange Form 4g - Summary Form Incentive Stock Options	Not Applicable
(v)	Notice of Expedited Acquisition - Exchange Form 5B, Expedited Acquisition Filing	Not Applicable
(w)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C,Transaction Summary Form	Not Applicable

4. Materials distributed to security holders as required by the Business Corporations Act (BC) and regulations thereunder, the Securities Act (British Columbia) and the Securities Act (Alberta) and regulations thereunder, NI 54-101 and the rules and policies of the Exchange

Document Name or Information		Documents Filed
(a)	Annual Report (including annual audited financial statements and auditors' report thereon and Management's Discussion and Analysis)	Not Applicable
(b)	Quarterly Interim Financial Statements and Management's Discussion and Analysis	Not Applicable
(c)	Notice of shareholders' meeting, Proxy and Information Circular	Not Applicable
(d)	Prospectus	Not Applicable
(e)	Amendment to Prospectus	Not Applicable
(f)	Issuer Bid Circular	Not Applicable
(g)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

Exemption No. 82-1209

GGL DIAMOND CORP.

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005

(UNAUDITED)

Notice to Reader: The Company's auditors have not reviewed the attached Interim Consolidated Financial Statements for the period ended August 31, 2005.

GGL DIAMOND CORP.
Consolidated Balance Sheets As At
(Unaudited)

		August 31, 2005		November 30, 2004
ASSETS				
Current				
Cash and cash equivalents	$	1,437,379	$	882,400
Accounts receivable		201,239		65,648
Prepaid expense		10,604		223
Marketable securities		3,800		3,800
		1,653,022		952,071
Mineral properties and deferred exploration costs (Note 1)		11,565,634		9,679,167
Property, plant and equipment		283,962		286,093
	$	13,502,618	$	10,917,331
LIABILITIES				
Current				
Accounts payable and accrued liabilities	$	557,711	$	146,075
Current portion of mortgage loan		14,153		14,153
		571,864		160,228
Mortgage loan		31,529		42,806
		603,393		203,034
SHAREHOLDERS' EQUITY				
Share capital (Notes 2, 3)		24,945,811		22,393,539
Contributed surplus		637,238		572,372
Deficit		(12,683,824)		(12,251,614)
		12,899,225		10,714,297
	$	13,502,618	$	10,917,331

Commitments (Note 6)
Subsequent Event (Note 7)

Approved by the Board of Directors:

"Raymond A. Hrkac"
Director

"Nick DeMare"
Director

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the three months ended
(Unaudited)

	August 31, 2005	August 31, 2004
Administration costs		
Amortization	$ 665	$ 831
Consulting fees	18,000	18,000
Corporate relations	15,234	10,960
Interest expense	-	199
Legal and audit	13,151	14,358
Licences, taxes, insurance and fees	2,442	1,706
Office services and expenses	34,922	33,695
Shareholders' meetings and reports	4,254	2,823
Stock based compensation	28,839	(37,149)
Travel	9,143	7,733
Operating loss	(126,650)	(53,156)
Other income (loss)		
Interest income	7,756	265
Foreign exchange adjustments	(645)	(1,241)
Part XII.6 Tax expense	-	(11,500)
General exploration costs	(18,392)	(29,504)
	(11,281)	(41,980)
Net loss for the period	(137,931)	(95,136)
Deficit, beginning of period	(12,545,893)	(11,696,515)
Deficit, end of period	$ (12,683,824)	$ (11,791,651)
Net loss per share	$ 0.002	$ 0.001
Weighted average number of common shares outstanding	82,188,425	68,532,033

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Operations and Deficit
For the nine months ended
(Unaudited)

	August 31, 2005	August 31, 2004
Administration costs		
Amortization	$ 1,995	$ 2,493
Consulting fees	99,750	50,314
Corporate relations	23,403	22,815
Interest expense	-	811
Legal and audit	48,746	27,954
Licences, taxes, insurance and fees	13,792	28,477
Office services and expenses	113,747	104,026
Shareholders' meetings and reports	33,043	23,417
Stock based compensation	64,867	405,333
Travel	32,226	33,429
Operating loss	(431,569)	(699,069)
Other income (loss)		
Interest income	17,378	23,299
Foreign exchange adjustments	(348)	(2,095)
General exploration costs	(99,300)	(94,936)
Part XII.6 Tax expense	(371)	(11,500)
	(82,641)	(85,232)
Net loss before taxes	(514,210)	(784,301)
Future tax recovery	82,000	-
Net loss for the period	(432,210)	(784,301)
Deficit, beginning of period	(12,251,614)	(11,007,350)
Deficit, end of period	$ (12,683,824)	$ (11,791,651)
Net loss per share	$ 0.005	$ 0.01
Weighted average number of common shares outstanding	82,188,425	68,532,033

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the three months ended
(Unaudited)

		August 31, 2005		August 31, 2004
Cash flows from (used in) operating activities				
Loss for the period	$	(137,931)	$	(95,136)
Adjustment for items not involving cash:				
- amortization of property, plant and equipment		8,236		8,593
- stock based compensation		28,839		(37,149)
		(100,856)		(123,692)
Change in non-cash working capital items:				
- accounts receivable		(33,793)		82,641
- prepaid expenses		(8,485)		8,205
- accounts payable and accrued liabilities		248,425		(131,129)
		105,291		(163,975)
Cash flows from (used in) financing activities				
Shares issued for cash		300,000		1,113,000
Share issuance cost		(31,462)		-
Principal reduction of mortgage loan		(3,986)		(3,752)
		264,552		1,109,248
Cash flows from (used in) investing activities				
Mineral property costs		(21)		(638)
Deferred exploration costs		(1,136,571)		(671,843)
Purchase of capital assets		(13,550)		(2,741)
		(1,150,142)		(675,222)
(Decrease) increase in cash and cash equivalents		(780,299)		270,051
Cash and cash equivalents, beginning of period		2,217,678		1,487,672
Cash and cash equivalents, end of period	$	1,437,379	$	1,757,723
Supplementary cash flow information				
Cash paid for interest charges	$	483	$	1,041

Please see notes accompanying these financial statements.

GGL DIAMOND CORP.

Consolidated Statement of Cash Flows
For the nine months ended
(Unaudited)

	August 31, 2005	August 31, 2004
Cash flows from (used in) operating activities		
Loss for the period	$ (432,210)	$ (784,301)
Adjustment for items not involving cash:		
- amortization of property, plant and equipment	20,996	24,958
- stock based compensation	64,867	405,333
- future tax recovery	(82,000)	-
	(428,347)	(354,010)
Change in non-cash working capital items:		
- accounts receivable	(135,591)	(20,709)
- prepaid expenses	(10,381)	2,307
- accounts payable and accrued liabilities	411,636	186,721
	(162,683)	(185,691)
Cash flows from (used in) financing activities		
Shares issued for cash	2,530,000	1,494,000
Shares issued for cash – flow-through shares	230,000	1,004,500
Share issuance costs	(125,728)	(14,686)
Principal reduction of mortgage loan	(11,277)	(10,448)
	2,622,995	2,473,366
Cash flows from (used in) investing activities		
Mineral property costs	(338)	(94,436)
Deferred exploration costs	(1,886,129)	(1,982,589)
Purchase of capital assets	(18,866)	(28,056)
	(1,905,333)	(2,105,081)
Increase in cash and cash equivalents	554,979	182,594
Cash and cash equivalents, beginning of period	882,400	1,575,129
Cash and cash equivalents, end of period	$ 1,437,379	$ 1,757,723
Supplementary cash flow information		
Cash paid for interest charges	$ 1,524	$ 3,487

Please see notes accompanying these financial statements.

These notes should be read in conjunction with the Audited Consolidated Financial Statements for the year ended November 30, 2004.

1. Mineral Properties and Deferred Exploration Costs

	Balance November 30, 2004	[-----December 1, 2004 to August 31, 2005------] property cost additions	exploration cost additions	written off	Balance August 31, 2005
Doyle Lake	$ 943,269	$ 338	$ 920,171	$ -	$ 1,863,778
Fishback Lake	743,943	-	259,457	-	1,003,400
CH	5,646,033	-	664,404	-	6,310,437
Happy Creek	917,915	-	7,485	-	925,400
McConnell Creek	1,428,007	-	34,612	-	1,462,619
	$ 9,679,167	$ 338	$ 1,886,129	$ -	$ 11,565,634

	Balance November 30, 2004	Dec 1/C Additions	Aug written off	Balance August 31, 2005
Mineral property costs	$ 536,421	$ 338	$ -	$ 536,759
Deferred exploration costs	9,142,746	1,886,129	-	11,028,875
	$ 9,679,167	$ 1,886,467	$ -	$ 11,565,634

Exploration costs incurred during the nine months ended:

	August 31, 2005	August 31, 2004
Charter Aircraft	$ 388,990	$ 479,393
Drilling, sampling, excavating	549,807	284,401
Licences and recording fees	108,220	25,662
Project supplies	261,494	110,105
Salaries and wages	114,765	111,315
Survey	76,464	569,072
Technical and professional services	303,529	264,300
Transportation	82,860	138,341
	$ 1,886,129	$ 1,982,589

1. Mineral Properties and Deferred Exploration Costs (continued)

During the period ended August 31, 2005, the Company acquired 21 mining leases (51,109 acres) in the Northwest Territories from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements which total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office. The first lease rental payment of $51,109 has been made.

During the period, the Company staked one claim as part of the Doyle Lake claims.

2. Share Capital

(a) Authorized: unlimited common shares without par value.

(b) Issued:

	Shares	Amount
Balance, November 30, 2004	74,785,242	$ 22,393,539
Issued pursuant to flow-through share agreements		
Less share issuance costs of $9,116	1,150,000	220,884
Issued pursuant to private placements		
Less share issuance cost of $60,012	13,594,444	2,469,988
Less Finders Fee	-	(56,600)
Less flow-through share renunciation	-	(82,000)
Balance, August 31, 2005	89,529,686	$ 24,945,811

(c) During the period ended August 31, 2005, the Company:

(i) completed a private placement of 1,150,000 common shares at $0.20 per share for gross proceeds of $230,000. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE");

(ii) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000 and paid a cash finders fee of $32,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share during the first year and at $0.30 per share during the second year;

(iii) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year and;

2. Share Capital (continued)

(iv) completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000 and paid a cash finders fee of $24,600. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year.

(a) At August 31, 2005, the following share purchase warrants remained unexercised:

Number of Shares	Exercise Price	Expiry Date
1,075,000	$0.25/$0.30	March 8, 2007
1,000,000	$0.25/$0.30	March 15, 2007
7,777,778	$0.20/$0.22	April 29,2007
1,666,666	$0.20/$0.22	July 27, 2007
11,519,444		

3. Stock Options

During the period, the Company's Board of Directors approved and granted stock options to the directors, consultants and employees of the Company. Each option entitles its holder to acquire one common share of the Company at $0.20 per common share. These options are vested over eighteen months and are exercisable for five years.

Stock options outstanding as at August 31, 2005:

	Shares	Weighted Average Exercise Price
Options outstanding at November 30, 2004	5,805,000	$ 0.32
Granted	1,370,000	0.20
Expired	(1,889,000)	0.30
Options outstanding at August 31, 2005	5,286,000	$ 0.29

3. Stock Options (continued)

The weighted average fair value of the options granted during the period ended August 31, 2005 was $0.16.

Options Outstanding				Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (yr)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$0.20 - $0.50	5,286,000	2.65	$0.29	4,219,334	$0.32

Under CICA Handbook, Section 3870, the Company is required to calculate and present the pro forma effect of all awards granted. For disclosure purposes, the fair value of each option granted in 2003 to 2004 to an employee had been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.5%, dividend yield 0%, volatility of 107%, and expected lives of approximately 5 years. Based on the computed option values and the number of options issued in 2003 to 2004, had the Company recognized compensation expense, the following would have been its effect on the Company's net loss:

	Aug. 31, 2005	Aug. 31, 2004
Net (loss) for the period:		
- as reported	$(432,210)	$(784,301)
- pro-forma	$(432,210)	$(793,386)
Basic and diluted (loss) per share:		
- as reported	$(0.005)	$(0.01)
- pro-forma	$(0.005)	$(0.01)

In 2005, the fair value of all options granted to employees, directors and consultants are recognized as stock based compensation cost in the financial statements.

4. Related Party Transactions

During the nine months ended August 31, 2005, the Company was billed $73,238 by two directors (August 31, 2004 - $72,947 of which $8,062 is included in accounts payable in 2004) for consulting fees and technical and professional services.

5. Segmented information

The Company is involved in mineral exploration and development activities, which are conducted principally in Canada and the United States. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for each of the nine months ended August 31, 2005 and August 31, 2004.

The Company's total assets are segmented geographically as follows:

	August 31, 2005	August 31, 2004
Canada	$12,577,219	$10,691,470
United States	925,399	915,912
	$13,502,618	$11,607,382

6. Commitments

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which has been satisfied as of August 31, 2005. If the conditions precedent had been satisfied at August 31, 2005, the additional amount owing under the agreement would be $194,670.

The Company signed an one year lease for its head office in Vancouver to February 2006. The balance of the commitment is approximately $9,078.

The Company signed an agreement for three months with Accent Marketing Ltd. Of Birmingham, England for investor relations services. Accent will receive a monthly retainer of 3,000 Euro and a stock option to purchase 150,000 common shares, subject to regulatory approval.

The Company signed an agreement for one year with Ascenta Capital Partners Inc. in Vancouver for investor relations services. Ascenta will receive a monthly retainer of $5,000 and a stock option to purchase 200,000 common shares.

7. Subsequent Event

Subsequent to August 31, 2005, the Company completed a private placement of 2,044,961 units at $0.195 per unit for gross proceeds of $398,767. Each unit consists of one common share and one share purchase warrant. Each share purchase warrant is exercisable at $0.26 per common share for two years. The Company paid a finders fee of $24,600 on a portion of the proceeds.

GGL DIAMOND CORP.

Management Discussion and Analysis (Form 51-102F1)

FOR THE NINE MONTHS ENDED AUGUST 31, 2005
INFORMATION AS OF OCTOBER 27, 2005 UNLESS OTHERWISE STATED

The following discussion of the results and financial position of the Company for the nine months ended August 31, 2005 should be read in conjunction with the information provided in the 2004 Annual Report of the Company and the Quarterly Report for the periods ended February 28, 2005 and May 31, 2005. The material herein, as of this 27th day of October 2005, updates the information contained in the MD&As' of those Reports.

DIAMOND EXPLORATION, SLAVE CRATON, NORTHWEST TERRITORIES, CANADA

DOYLE LAKE PROJECT, SOUTHEAST SLAVE CRATON

Doyle Sill, GGL 100% owned mineral claims

The main thrust of this year's exploration was to take a mini-bulk sample of 20 to 40 tonnes from the Doyle diamondiferous kimberlite sill. During the period July 25 to August 23, despite unusually wet weather conditions, a small crew of experienced underground and surface miners, under the direction of Judy Stoeterau, P. Geol., exceeded our expectations and was able to take approximately 45 tonnes of kimberlite. Processing of this sample is expected to begin in November/December of this year. (Note: a sample of less than 100 tonnes is considered a "mini-bulk" sample.)

One pit was excavated from surface to take the sample, through 4.0 metres of overburden (sand, clay and boulders), and 1.0 to 3.0 metres of granite, which lay on top of the 3.8 metre thick kimberlite sill. The kimberlite is hypabyssal and varies in color from light blue and green to blue/black. Calcite veining marks the contacts with the host granite. Dominant minerals include olivine, garnet, and ilmenite.

The Doyle sill was also tested this summer by six diamond drill holes and is now known to extend 820 metres down dip, making the present known dimensions of the kimberlite sill at least two kilometres along a northeast strike and 820 metres down dip to the northwest; the average thickness is estimated at 2.0 metres.

Two other discreet targets were also drilled. The first target east of the sill tested the down-dip extension of known "kimberlitic muds" encountered in the 2003 drill program. The drill hole intersected 0.49 metres of kimberlite and suggests the presence of a parallel kimberlite body beneath the Doyle sill that could be an important development requiring further exploration.

The results from the mini-bulk sample will play an important role in determining the scope and direction of the next exploration program. In anticipation of a winter drill program, the diamond drill has been left at Doyle.

The 100% owned Doyle claims contain the LA 1 to 3 and the LA 10 to 30 mineral claims (claims LA 4 to 9 remain in the Joint Venture with De Beers Canada Inc.). All of the LA 1 to 25 mineral claims have been taken to lease, while the LA 25 to 30 mineral claims remain in good standing and will be taken to lease at the appropriate time.

Doyle Leases, De Beers 60%, GGL 40% (carried interest)

Under an agreement dated May 25 1995, De Beers earned a 60% interest in the Doyle Lake properties. To date, De Beers has spent $7.5 million on these claims. De Beers has retained the LA 4 to LA 9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while the remaining LA claims were returned 100% to GGL.

De Beers is required to maintain responsibility for a portion of the land occupied by the leases under its permits for the evaluation of the Gahcho Kue diamond deposit and at this time, does not plan to proceed with exploration on these leases. GGL believes there is room for exploration without detriment to the permit areas and is hopeful that progress will be made over part of the leases in time for the winter/spring drill season.

Recent Property Acquisition, Doyle Project Area

At the time of this report, GGL has received from De Beers and is now evaluating the digital data for the exploration work completed on the 21 mining leases. The 21 mining leases (51,109 acres) were acquired from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., and are subject to Royalty Agreements, in which royalties total 1.5% of net returns (gross revenues less permissible deductions). The Company has agreed to keep the leases in good standing and submit three yearly lease rental period payments to the NWT Mining Recorders Office; the first lease rental payment of $51,109 has been made.

Seventeen of the acquired leases extend approximately 15 km west and 8 km north of the adjoining LA 1 mineral lease of GGL's 100% owned property. Two of the acquired leases are centered 5 km north of the Kennady Lake diamond-bearing kimberlite pipes being evaluated for production (by De Beers), and adjoin the leases containing them. The last two acquired leases are north of and adjoin the leases containing the diamondiferous Kelvin and Faraday kimberlite bodies. GGL believes that all of the acquired leases have exploration potential to find new kimberlites.

It is significant that the acquired leases contain the MZ Lake kimberlite sills (shallow dipping sheet-like kimberlite bodies), four of which have already been established as being diamondiferous. One of the kimberlite sills, Sill-73, appears to extend for at least one kilometre along strike. The thickness of drilled kimberlite intersections varies from 7 cm to 2.19 m with the largest combined kimberlite intersection in one hole being 3.49 m, between 14.66 m and 19 m from surface.

In drill hole MPV-01-73, 28 microdiamonds were recovered from just five kg, a most encouraging result. GGL looks forward to continuing exploration in this area and evaluating the potential on the rest of the acquired leases.

Fishback Project, Southwest Slave Craton

The Company is pleased to report that indicator minerals recovered from the alteration encountered in drill hole FB-05-11 are kimberlite indicators and pyrope garnets; both G-9 and G-10 have been confirmed by analyses by electron microprobe. Evaluation of the indicator mineral results from the core and the chemical analyses of core from FB-05-11 and FB-05-12 is in progress.

The evidence gathered to date all support the presence of a kimberlite or kimberlites in this area and confirm the need to continue exploration of the property. The evidence includes kimberlite indicator minerals from heavy mineral samples taken from the shore, the alteration encountered in drill holes FB-05-11 and 12 and FB-05-10 (1.3 km from FB-05-11 and drilled last year), the granite breccia boulders which are similar to kimberlite induced breccia and in which a G-9 pyrope garnet was found, the lake sediment samples in Awry Lake (the "Big Hole"), and now the kimberlite indicators from the core of FB-05-11.

In September of this year, an additional 11 heavy mineral samples were collected and have been sent out for indicator mineral analysis.

The Fishback property, 100% owned by GGL, is only 65 kilometres northwest of Yellowknife resulting in significant savings in transportation costs for exploration.

Properties In The Central Slave Craton

Between August 27th and September 17, 2005, five targets were selected for drilling on the basis of indicator mineral trains and geophysical anomalies. One target was drilled on the Starfish properties and four targets drilled on the Zip property. The Starfish and Zip properties are part of the larger CH Project area, located 270 kilometers north northeast of Yellowknife.

On the Starfish property, vertical drill hole CH 05-013, testing a land-based magnetic anomaly, encountered mafic magnetic gneissic rocks within a rock assemblage of granites, gneisses and pegmatites. The magnetite content of the rocks explains the magnetic anomaly drilled.

On the Zip property, four targets were tested. The first was target ZI 03-A018, a geophysical anomaly in a lake up ice from a strong indicator mineral train. It was tested by a 45 degree-angle hole drilled from the shore of the lake to a depth of 161 m. The hole encountered metavolcanic rocks containing up to 25% of sulphides consisting of magnetic pyrrhotite, the likely cause of the geophysical anomaly.

The second target drilled on the Zip property was a large, approximately 250 m x 250 m, resistivity low anomaly within a deep lake, with good indicator mineral support leading to the lake shore. The attempt to drill this target, ZI 05-A181, with a 45 degree drill hole from shore was not successful as the drill was unable to deal with the thick amount of overburden and the hole was abandoned at 42.7 m without entering bedrock. A second attempt to drill this target, but with a vertical hole from the ice is planned for the winter season and the drill has been left near the site for this purpose.

The third target drilled, ZI 03-A062 at –45 degrees from shore under a lake encountered clay and massive pyrrhotite, explaining the geophysical anomaly but leaving the source of the indicator minerals open for further exploration

The fourth and last target drilled, ZI 05-A179, was targeted on a resistivity conductor at a break in a diabase dike; 27 metres of overburden was encountered in a vertical drill hole after the first attempt to drill an angle hole was abandoned in overburden due to the limitations of the drill. Bedrock consisted of dolomite overlying aplite. The clay rich overburden was the likely cause of the resistivity anomaly.

The Zip property has yielded samples containing large numbers of kimberlite indicator minerals with diamond stability field chemistry. The presence of sulphides within the metasediment and metavolcanic rocks in the area produces many geophysical anomalies. To determine the source of the indicator mineral samples, more detailed sampling is required. This fall an additional 37 samples were collected from the CH project area.

On the basis of results from indicator mineral sampling, drill targets have been identified on the Courageous, Seahorse/Shoe, Starfish, Zip, Winter Lake North, Winter Lake South and BP claim areas within the CH Project Area. The Company plans to continue drilling as funds permit and expects the next drill program to begin on or before March 2006. As noted, the diamond drill has been left on the Zip property in anticipation of continuing the drill program.

Gold Properties

McConnell Creek Gold/Copper Property, British Columbia, Canada

This 100% owned property was the first property acquired by the Company in 1981. Since that time the property has been explored by the Company and by two major mining companies. The last of these was Placer Dome in 1990. At that time the commodity markets were not strong and in 1992, the new NDP government discouraged the development of resources. Now times and politics have changed for the better and a fresh look at this property is warranted.

The property contains significant gold values within a favourable structure and geological setting. Gold indications along the shear structure in basic rocks flanked by granitic intrusives extend for 10 km. Mineral claims containing 4,454 hectares cover this area.

In 1991 Stan Hoffman, an experienced and well known consulting geochemist, recognized the significant copper potential of the McConnell property that was defined by soil geochemical surveys completed by Placer Dome in 1990. At that time, the poor price of copper precluded a follow up program. Now the demand

for copper has increased and with it the value of copper, to such an extent that the copper potential of the property, which is separate from the gold potential, deserves a second look. The Company had archived the pulps from the Placer Dome samples which had only been run for six elements. This quarter, 1,596 of these samples were re-run at Acme Analytical Laboratories Ltd. The results are now being compiled and evaluated by consultant Paul W. Richardson, Ph.D., P. Eng.

Happy Creek Project

Nevada, U.S.A.

The Happy Creek epithermal gold-silver prospect is under option by the Company. In 1998 Meridian Gold Company completed a drill program on the property and returned the claims to GGL. Meridian had optioned the property on the basis of a fluid inclusion study completed on surface samples. The results of the fluid inclusion studies were highly favourable for gold deposition. The holes drilled by Meridian intersected the quartz zone at depth but as gold was not found, ended the program. Fluid inclusion studies of the quartz zones intersected in the drill holes were not done. This quarter the drill samples were taken from storage and sent out for fluid inclusion studies.

If the results from these studies continue to support gold deposition a deeper drill program will be required.

Limited Operating History: Losses

The Company has experienced, on a consolidated basis, losses in all years of its operations. There can be no assurance that the Company will operate profitably in the future, if at all. As at August 31, 2005, the Company's deficit was approximately $12,683,824.

Shares Reserved for Future Issuance: Dilution

As at August 31, 2005, there were 5,286,000 stock options outstanding pursuant to which shares may be issued in the future, all of which will result in further dilution to the Company's shareholders and pose a dilutive risk to potential investors.

Overall performance/results of operations

As at August 31, 2005, the Company had incurred exploration costs on mineral properties of $1,886,129 (drilling, sampling and excavating $549,807; licences and recording fees $108,220; salaries and wages $114,765; surveys $76,464; technical and professional services $303,529; transportation $82,860 and project supplies of $261,494). Exploration costs for the period ended August 31, 2005 are lower than 2004 by 5%. The majority of this decrease was for lower expenditures on chartered aircraft, surveys and transportation. The increase in licences and recording fees was for the filing of assessment work and payment of lease rental payments for Fishback and for the new claims acquired from Mountain Province diamonds Inc. Camphor Ventures Inc. and De Beers Canada Inc. Project supplies also increased significantly due to the higher cost of aviation fuel purchased in relationship to the usage of chartered aircraft during the field season.

On a per project basis, the Company spent the $1,886,129 exploration costs as follows: $ 664,404 on the CH project, $920,171 on the Doyle Lake project, $34,612 on the McConnell Creek, $7,485 on the Happy Creek Gold/Silver Property, and $259,457 on the Fishback Lake Property.

The Company reported a net loss of $432,210 for the period ended August 31, 2005 compared to a net loss of $784,301 for the period ended August 31, 2004 (a decrease of 45% from 2004 to 2005). A majority of the decrease is due to a decrease in stock based compensation (2005 - $64,867; 2004 - $405,333). Fewer options were granted and at a lower price during the period ended August 31, 2005 compared to 1,475,000 options granted at $0.50 per common share during the period ended August 31, 2004.

Revenue for the period ended August 31, 2005 was $17,378 consisting of interest income compared with $23,299 for the period ended August 31, 2004. The funds from 2004 were raised in the first quarter of the period and a majority of the funds from 2005 were raised in the second quarter.

Related Party Transactions

During the period ended August 31, 2005 the Company was billed a total of $73,238 by two directors for consulting fees and technical and professional services provided. For the period ended August 31, 2004 the Company was billed $72,947 for technical and professional services by one of the directors.

Commitments

Pursuant to an agreement dated March 1, 2001, the Company has agreed to pay its President and Chief Executive Officer up to $10,000 per month. Payment of the full amount of $10,000 per month is subject to a number of conditions precedent, none of which have been satisfied as of August 31, 2005. If the conditions precedent had been satisfied at August 31, 2005, the amount owing under the agreement would be approximately $194,670.

The Company has a mortgage loan on its Yellowknife house of approximately $45,682 ($31,529 is recorded as a long term debt), which becomes due on December 3, 2006.

The Company signed an one year lease for its head office in Vancouver, BC to February 2006. The balance of the commitment is approximately $9,078.

Auditors

Since the Company's last audit, the Company's auditors, Ellis Foster Chartered Accountants, have entered into a transaction with Ernst & Young LLP under which certain assets of Ellis Foster were sold to Ernst & Young and the professional staff and partners of Ellis Foster joined Ernst & Young either as employees or partners of Ernst & Young and carried on their practice as members of Ernst & Young and as a result Ernst & Young will appear as the Company's auditor of record on a going-forward basis.

Change in Accounting Policy

Income Taxes

During the nine months ended August 31, 2005, the Company issued 1,150,000 flow-through shares for gross proceeds of $230,000. Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with Canadian income tax legislation. The renunciation of such expenditures is accounted for as a financing cost related to the flow-through issuance and results in a reduction in share capital with a corresponding increase in the Company's future tax liability.

The Company is permitted under Canadian income tax legislation to renounce flow-through related exploration expenditures to investors in advance of the Company incurring the expenditure. In accordance with this legislation the Company has twelve months following the effective date of renunciation to incur the expenditures. The Company begins incurring interest charges for unspent funds one month after the end of the calendar year following the effective date of renunciation and until all of the funds are fully expended.

As at August 31, 2005, the Company renounced the $230,000 flow-through related resource expenditures to investors. Monthly interest charges began to accrue on unspent funds at February 28, 2005. Interest charges incurred by the Company as a result of this income tax legislation are charged to income in the period incurred.

Subsequent Event

Subsequent to August 31, 2005, the Company completed a private placement for gross proceeds of $398,767 by way of a non-brokered placement of 2,044,961 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share for a term of two years at $0.26 per share. The Company paid a finder's fee of $24,600 on a portion of the proceeds. The securities have a hold period expiring on November 28, 2005.

Summary of Quarterly Information

The following table sets forth a comparison of revenues and earnings for the previous eight quarters ending with August 31, 2005. Financial information is prepared according to GAAP and is reported in Canadian $

Quarter Ended:	August 31, 2005 ($)	May 31, 2005 ($)	February 28, 2005 ($)	November 30, 2004 ($)	August 31, 2004 ($)	May 31, 2004 ($)	February 29, 2004 ($)	November 30, 2003 ($)
Total Revenues	7,756	6,415	3,205	6,919	265	784	22,250	9,203
Net Income (Loss)	(137,931)	(173,226)	(121,053)	(459,963)	(95,136)	(436,210)	(252,955)	(635,294)
Net income (loss) per share	(0.002)	(0.002)	(0.002)	(0.008)	(0.001)	(0.007)	(0.004)	(0.01)

Note:

(1) Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2004 or 2005. Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Capital Resources

The Company had working capital at August 31, 2005 of $1,081,158 compared with $1,431,745 as at August 31, 2004. The Company has no material income from operations and any improvement in working capital results primarily from the issuance of share capital. During the period ended August 31, 2005, the Company raised more funds than the same period in the prior year.

As at August 31, 2005 the Company had $31,529 of long-term debt (mortgage loan) outstanding.

For the period ended August 31, 2005, the Company experienced a negative cash flow of $428,347 (before allowing for changes in non-cash operating working capital balances) from operating activities. Changes in operating activities resulted primarily from an increase in administration costs such as shareholders' meetings and reports, consulting fees, legal and audit and office services and expenses (See Exploration and General and Administrative Expenditures for further information.)

The Company's cash position as at August 31, 2005 was $1,437,379. The increase in cash position compared to August 31, 2004 was due principally to more financing raised during the period ended August 31, 2005. See Note 2 – Share Capital in the Notes to the Consolidated Financial Statements.

During the period ended August 31, 2005, the Company:

(i) completed a private placement of 1,150,000 common shares at $0.20 per common share for gross proceeds of $230,000. All of the proceeds from these flow-through shares have been spent on Canadian Exploration Expenses ("CEE").

(ii) completed a private placement of 4,150,000 units at $0.20 per unit for gross proceeds of $830,000 and paid a cash finders fee of $32,000. Each unit consists of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.25 per common share the first year and at $0.30 per common share during the second year.

(iii) completed a private placement of 7,777,778 units at $0.18 per unit for gross proceeds of $1,400,000. Each unit consists of one common share and one share purchase warrant. One share purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per common share during the second year.

(iv) completed a private placement of 1,666,666 units at $0.18 per unit for gross proceeds of $300,000 and paid a cash finders fee of $24,600. Each unit consists of one common share and one share purchase warrant. One purchase warrant is exercisable at $0.20 per common share during the first year and at $0.22 per share during the second year.

See Notes 2 and 3 of the Consolidated Financial Statements for the period ended August 31, 2005 for more information regarding Share Capital and funds raised and the Subsequent Event section regarding a private placement completed after the end of the quarter.

Investor Relations

The Company signed an agreement with Ascenta Capital Partners Inc. for investor relation services. Ascenta will receive a monthly retainer of $5,000 and was granted a stock option to purchase 200,000 common shares at $0.20 per share.

The Company signed an agreement for three months with Accent Marketing Ltd. Of Birmingham, England for investor relations services. Accent will receive a monthly retainer of 3,000 Euro and a stock option to purchase 150,000 common shares, subject to regulatory approval.

Outstanding Share data as at October 27, 2005 (See Subsequent Event):

(a) Authorized and issued share capital:

Class	Par Value	Authorized	Issued Number
Common	No par value	Unlimited	91,574,647

(b) Summary of options outstanding:

Security	Number	Exercise Price	Expiry Date
Options	120,000	$0.25	Nov. 14, 2005
Options	95,000	$0.30	Jan. 16, 2006
Options	400,000	$0.30	March 1, 2006
Options	255,000	$0.20	July 16, 2006
Options	794,333	$0.20	July 18, 2007
Options	436,667	$0.25	Feb. 06, 2008
Options	245,000	$0.30	April 25, 2008
Options	50,000	$0.45	Aug. 15, 2008
Options	400,000	$0.30	Oct. 31, 2008
Options	745,000	$0.50	Jan. 15, 2009
Options	330,000	$0.50	March 19, 2009
Options	45,000	$0.50	June 29, 2009
Options	650,000	$0.20	May 12, 2010
Options	100,000	$0.20	June 7, 2010
Options	420,000	$0.20	July 8, 2010
Options	200,000	$0.20	July 12, 2010
Options*	150,000	$0.25	March 6, 2007
Total	5,436,000		

* subject to regulatory approval.

(c)

Security	Number	Exercise Price	Expiry Date
Warrants	1,075,000	$0.25/$0.30	March 8, 2007
Warrants	1,000,000	$0.25/$0.30	March 15, 2007
Warrants	7,777,778	$0.20/$0.22	April 29, 2007
Warrants	1,666,666	$0.20/$0.22	July 27, 2007
Warrants	2,044,961	$0.26	Sept. 28, 2007
Total	13,564,405		

(d) There are no escrowed or pooled shares.

Other Information

The Company's web site address is www.ggldiamond.com. Other information relating to the Company may be found on SEDAR at www.sedar.com.

Forward Looking Statements

This discussion includes certain statements that may be deemed "forward-looking statements." All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploration activities and events or developments that the Company expects, are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

BY ORDER OF THE BOARD

"Raymond A. Hrkac"

Raymond A. Hrkac
President and CEO

"Nick DeMare"

Nick DeMare
Director and CFO

Exemption No. 82-1209

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Raymond A. Hrkac, President and Chief Executive Officer of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 31, 2005

Raymond A. Hrkac
President and Chief Executive Officer
GGL Diamond Corp.

Exemption No. 82-1209

Form 52-109FT2

Certification of Interim Filings during Transition Period

I, Nick Demare, being Chief Financial Officer and Director of GGL Diamond Corp., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of GGL Diamond Corp., (the issuer) for the interim period ending August 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: October 31, 2005

Nick Demare

Nick DeMare
Chief Financial Officer and Director
GGL Diamond Corp.

Exemption No. 82-120

GGL DIAMOND CORP.

November 7, 2005.

PRESS RELEASE

GGL REPORTS ON ACTIVITIES FOR THE THIRD QUARTER ENDED AUG. 31, 2005

VANCOUVER, British Columbia - Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSXV: GGL) reported on the activities of the Company for the period ended Aug. 31, 2005 and subsequent events in the third quarter report, which is currently available in full on the GGL website (www.ggldiamond.com). Below are highlights from the report:

Diamond Exploration, Slave Craton, Northwest Territories, Canada

DOYLE LAKE PROJECT, SOUTHEAST SLAVE CRATON
Doyle, GGL 100% owned

Despite adverse weather conditions this summer, the GGL crew collected a mini-bulk sample of approximately 45 tonnes from the Doyle diamondiferous kimberlite sill. Processing of the sample is expected to begin later this month, the results will play an important role in determining the scope and direction of the next exploration program.

Having drilled six diamond drill holes at the sill this summer, the kimberlitic body is now better defined, with the present known dimensions of the sill being at least 2 km along a northeast strike and 820 metres down dip to the northwest.

Two other discreet targets were drilled at Doyle, with the first hole suggesting the presence of a parallel kimberlite body beneath the known sill. This is considered an important development requiring further exploration.

Anticipating a winter drill program, the diamond drill has been left on the Doyle property.

Doyle Leases, De Beers 60%, GGL 40% (carried interest)

De Beers has retained the LA 4 to LA 9 claims inclusive and the fractional claims Extra 2 to Extra 4 inclusive (the "Doyle Leases"), while returning the remaining properties to GGL. De Beers, however, has indicated it has no plans to continue exploration of the Doyle Leases. Consequently, the two companies have been discussing the return of all or some of the leases to GGL to allow GGL to continue exploration. The discussions are ongoing and De Beers has expressed a willingness to co-operate and find a way to resolve the matter.

Recent property acquisition, Doyle project area

As reported last quarter, the Company acquired 21 mining leases (51,109 acres) from Mountain Province Diamonds Inc. (MPV), Camphor Ventures Inc., and De Beers Canada Inc., subject to Royalty Agreements, in which royalties total 1.5%. (For a description of these properties, please see the Quarterly Report.)

The acquired leases contain the MZ Lake kimberlite "sills", four of which have been determined to be diamondiferous. The largest number of micro-diamonds, 28 diamonds recovered from five kg, was recovered from drill hole MPV-01-73.

GGL has obtained from De Beers and is currently evaluating the digital data for the exploration work completed to date on the 21 mining leases. GGL believes that all of these leases have exploration potential to find new kimberlite.

#904 - 675 West Hastings Street, Vancouver, BC, Canada V6B 1N2
T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | ggl@telus.net | www.ggldiamond.com

GGL DIAMOND CORP.

FISHBACK PROJECT, SOUTHWEST SLAVE CRATON

The alteration encountered during the spring drilling program at Fishback in drill hole FB-05-11 has now been proven to contain kimberlite indicators and G9 and G10 pyrope garnets. Further indicator and chemical analysis of two of the holes, drilled in spring, is in progress.

The evidence gathered to date point to the presence of a kimberlite or kimberlites in this area and confirm the need to continue exploration here. An additional 11 heavy mineral samples were collected in September this year and have been sent out for analysis.

PROPERTIES IN THE CENTRAL SLAVE CRATON

Five targets -- one on Starfish and four on Zip -- were drilled over a three-week period from late August to the middle of September. Selected on the basis of mineral trains and geophysical anomalies, four of these targets did not yield kimberlite, the largest target will be redrilled this winter as the initial drill hole was unable to reach bedrock. The Zip property has yielded samples containing large numbers of kimberlite indicator minerals with diamond stability field chemistry. To determine the source, more detailed sampling is required. An additional 37 samples were collected from the CH project area this fall.

The Company plans to continue drilling within the CH area as funds permit and expects the next drill program to begin on or before March 2006. The diamond drill has been left on the Zip property in anticipation of continuing the drill program.

GOLD PROPERTIES

Given the improved political and economic climate for mineral exploration and improved commodity prices, the Company is currently in the process of taking a fresh look at both McConnell Creek, in British Columbia, for both gold and copper prospects, and at its Happy Creek, Nevada property, for gold.

FINANCIAL POSITION AND SUBSEQUENT EVENTS

For the nine months ended August 31, 2005, the Company incurred expenses of $1,886,129 on exploration, 5% lower than for the same period in 2004.

Subsequent to August 31, 2005 the Company completed a private placement of $398,767 by way of a non-brokered placement of 2,044,961 units at $0.195 per unit. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share for a term of two years at $0.26 per share for two years. The Company paid a finder's fee of $24,600 on a portion of the proceeds. The securities have a hold period expiring on November 28, 2005.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

Exemption No. 82-128

GGL DIAMOND CORP.

NOT FOR DISTRIBUTION TO US NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

November 24, 2005

PRESS RELEASE

GGL ANNOUNCES PRIVATE PLACEMENT TO RAISE UP TO C$1 MILLION

Vancouver, British Columbia -- Raymond A. Hrkac, President and CEO of **GGL Diamond Corp. (GGL.TSX Venture)** announces that the Company intends to raise gross proceeds of up to $1,000,000 by way of a non-brokered private placement consisting of Flow-Through Shares at $0.28 per share and/or Units at $0.22 per Unit, at the choice of the subscriber. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.30 per share for a period of one year following the closing date of the private placement. The securities will be subject to a four month hold period from the closing date. The Company may pay a cash finder's fee of 8% of the gross proceeds with respect to certain of the subscribers.

The subscription proceeds from the Flow-Through Shares will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds from the Units will be used for exploration projects, corporate and administrative expenses and working capital. The private placement and any finder's fee are subject to acceptance for filing by the TSX Venture Exchange.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered in the United States Securities Act of 1933, as amended (the "US Securities Act") or any state securities laws and may not be offered or sold within the United States or to US Persons unless registered under the US Securities Act and applicable securities laws or an exemption from such registration is available.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President & CEO

For further information, please contact: Jim Glass, Ascenta Capital Partners Inc.
Phone: (604) 628-5800 Toll Free: 1-866-684-4209 Email: info@ascentacapital.com

For more information, please check our web site at www.ggldiamond.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Exemption No. 82-1209

FORM 51-102F3
Material Change Report

Item 1. Name and Address of Company

GGL Diamond Corp. (the "Company")
904 - 675 West Hastings Street
Vancouver, BC V6B 1N2

Item 2. Date of Material Change

November 24, 2005

Item 3. News Release

November 24, 2005, Vancouver, British Columbia via CCN Matthews

Item 4. Summary of Material Change

The Company announces a private placement financing to raise up to $1 million.

Item 5. Full Description of Material Change

The Company announced that it intends to raise gross proceeds of up to $1,000,000 by way of a non-brokered private placement consisting of Flow-Through Shares at $0.28 per share and/or Units at $0.22 per Unit, at the choice of the subscriber. Each unit consists of one common share and one non-transferable warrant. One warrant entitles the holder to purchase one common share at a price of $0.30 per share for a period of one year following the closing date of the private placement. The securities will be subject to a four month hold period from the closing date. The Company may pay a cash finder's fee of 8% of the gross proceeds with respect to certain of the subscribers.

The subscription proceeds from the Flow-Through Shares will be used for exploration projects on the Company's properties in the Northwest Territories and the subscription proceeds from the Units will be used for exploration projects, corporate and administrative expenses and working capital. The private placement and any finder's fee are subject to acceptance for filing by the TSX Venture Exchange

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7. Omitted Information

N/A

Item 8. **Senior Officer**

Mr. Raymond Hrkac
Telephone No.: (604) 688-0546

Item 9. **Date of Report**

November 28, 2005